Exhibit 99.1

ASX ANNOUNCEMENT

October 3rd, 2011

Appointment of Dr. Mervyn Cass as Company Director

The Board of Directors of Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) has with great pleasure appointed Dr. Mervyn Cass as a non-executive Director of the Company.  An ASX Appendix 3X for Dr. Cass is attached to this announcement.

Dr. Cass is a practising medical practitioner and, after 28 years as the senior partner in an occupational medical practice in Port Melbourne, accepted the appointment as Medical Director of a plastic surgery centre in 1996.  He was the founding Chairman of the Australasian Occupational Medical Group and was a Director of Wolfe Research Pty. Ltd., a private medial biotech company associated with RMIT University.  He has been an advisor to the Victorian Government on Workers’ Compensation and Radiological Standards in general practice.  Dr. Cass is currently an executive member of the Jewish Community Council of Victoria, the roof body of the Victorian Jewish Community.

The Company’s Chairman Mr. Sid Hack said, “The Directors of Genetic Technologies are delighted that Mervyn has agreed to join the Board.  His substantial experience in the fields of medicine, women’s health and restorative surgery will be of great practical and immediate value in the growth and development of the Company’s cancer diagnostics business.  We very much look forward to working with Mervyn at this important time in the history of the Company.”

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman

Chief Executive Officer

Genetic Technologies Limited

Phone: +61 3 8412 7000